FORM 51-102F3
MATERIAL CHANGE REPORT

1.    Name and Address of Company

Sears Canada Inc.
290 Yonge Street, Suite 700
Toronto, Ontario
M5B 2C3

2.    Date of Material Change

December 12, 2012

3.    News Release

A news release was issued by Sears Canada Inc. on December 12, 2012 through the facilities of Canada Newswire and filed on the System for Electronic Document Analysis and Retrieval (www.sedar.com) and on the U.S. Securities Exchange Commission website (www.sec.gov).

4.    Summary of Material Change

On December 12, 2012, Sears Canada Inc. (the “Company”) announced that its Board of Directors declared that an extraordinary cash dividend of $1.00 per share on all Common Shares of the Company, or approximately $102 million, will be paid on December 31, 2012 to shareholders of record as at the close of business on December 24, 2012.

5.    Full Description of Material Change

See the news release attached.

6.    Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.    Omitted Information

Not applicable.

8.    Executive Officer

The executive officer of Sears Canada Inc. who is knowledgeable about this material change is:

Klaudio Leshnjani
Vice-President and General Counsel
Telephone: (416) 941-4413

DATED at Toronto, Ontario, this 14th day of December, 2012.

For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Announces Extraordinary Dividend

TORONTO - December 12, 2012 - Sears Canada Inc. (TSX: SCC) announced today that its Board of Directors declared that an extraordinary cash dividend of $1.00 per share on all Common Shares of the Company, or approximately $102 million, will be paid on December 31, 2012 to shareholders of record as at the close of business on December 24, 2012.

Sears Canada hereby notifies shareholders that it designates the full amount of the dividend to be paid on the common shares, to be an “eligible dividend” as defined in subsection 89(1) of the Income Tax Act (Canada), and in any similar provincial and territorial tax legislation.

Sears Canada is a multi-channel retailer with a network that includes 195 corporate stores, 269 hometown dealer stores, 8 home services showrooms, over 1,500 catalogue and online merchandise pick-up locations, 102 Sears Travel offices and a nationwide home maintenance, repair, and installation network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.